# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Accredited Solutions, Inc., CIK 0001464865
CUSIP: 38209G103
Title of class of securities: Common Stock, $0.001 par value
Address of issuer's principal executive offices: 2810 N. Arcadia Court, Palm Springs, California (CA), 92262
Date of event which requires filing of this statement: 01/28/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001735375

## Reporting persons
- Apollo Management Group, Inc.: type of reporting person: other (OO); citizenship or place of organization: Florida (FL); does not affirm membership in a group (box b); sole voting power 252,100,840; shared voting power 0; sole dispositive power 252,100,840; shared dispositive power 0; aggregate amount beneficially owned 252,100,840 (8.72% of the class)

## Item 1. Issuer
Name of issuer: Accredited Solutions, Inc.
Address of issuer's principal executive offices: 2810 N. Arcadia Court, Palm Springs, California 92262

## Item 2. Person Filing
Name of person filing: Apollo Management Group, Inc.
Address of principal business office or, if none, residence: 7050 Aloma Avenue, Winter Park, Florida 32792
Citizenship: Florida

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: Amount beneficially owned 252,100,840 shares Common Stock
Percent of class: Percent of class: 8.72% of the outstanding shares
Sole power to vote or to direct the vote: Sole power to vote or to direct the vote of 8.72% of the outstanding shares
Shared power to vote or to direct the vote: NA
Sole power to dispose or to direct the disposition: Sole power to dispose or to direct the disposition of 8.72% of the outstanding shares
Shared power to dispose or to direct the disposition: NA

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Apollo Management Group, Inc.: /s/ Yohan Naraine, Yohan Naraine/President (01/28/2025)